Frontier Nuclear to Participate in Maxim Group's Virtual Critical Minerals Conference on April 21, 2026

CEO Frank Wheatley to Participate in a Panel at 12pm ET on the

Topic of "Uranium Supply Shortage"

Winnipeg, Manitoba, April 20, 2026 - Frontier Nuclear and Minerals Inc., d/b/a Frontier Nuclear (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, announces its participation in a panel discussion at the Maxim Group's Virtual Critical Mineral Mining Conference being held on April 21, 2026.

As part of this all-day virtual event, Frontier will participate in a panel discussion entitled "Uranium Supply Shortage" at 12 pm ET.

The Critical Mineral Mining Conference will include companies discussing future critical mineral production and the industrial supply chain.  Topics of discussion include the availability of private capital for critical mineral projects and backstop capital from the U.S. government.  The virtual conference starts at 8:30 am ET and includes publicly traded companies focused on developing critical minerals projects.

This conference will be live on Maxim Group's digital platform. Click here for more information and registration.

About Maxim Group

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The independent and employee-owned firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group LLC is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA, SIPC, and NASDAQ. To learn more about Maxim Group LLC, visit maximgrp.com.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in enrichment and reactor technologies.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.frontiernuclear.com